UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

ARTISTdirect, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

04315D400

(CUSIP Number)

Octavio Herrera
2461 Santa Monica Blvd., Suite d-250
Santa Monica, California 90404
(310) 956-3300

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 16, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d- l(e), 240.13d-l(f) or 240.13d- l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04315D400

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Octavio Herrera

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)

☐
(b)

☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)	OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization	United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	2,450,000 (1)

	8. Shared Voting Power	0

	9. Sole Dispositive Power	2,450,000 (1)

	10. Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,450,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	19.2%

14.	Type of Reporting Person (See Instructions)
IN

(1) Does not include all of the shares of common stock issuable upon the exercise of the warrant. The terms of the warrant do not permit those shares to be exercised if, following such exercise, the holder (together with the holder’s affiliates) would beneficially own more than 4.99%. Since Mr. Herrera beneficially owns more than 4.99% of the Issuer’s outstanding common stock, none of the common stock issuable upon exercise of the warrant have been included.

ITEM 1.                      SECURITY AND ISSUER

This Schedule 13D relates to the common stock, par value $0.01 per share (“Common Stock”) of ARTISTdirect, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are presently located at 1601 Cloverfield Boulevard, Suite 400S, Santa Monica, California 90404.

ITEM 2.                      IDENTITY AND BACKGROUND

This statement is filed by Octavio Herrera (the “Reporting Person”).  Mr. Herrera’s principal occupation is President of MediaDefender, Inc., a wholly owned subsidiary of the Issuer. His principal address is 2461 Santa Monica Boulevard, Suite d-250, Santa Monica, California 90404. Mr. Herrera is a United States citizen.

During the last five (5) years, Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five (5) years, Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.             SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person acquired the securities of the Issuer in connection with the Issuer’s acquisition of MediaDefender, Inc., a private Delaware corporation on July 28, 2005.

ITEM 4.                      PURPOSE OF TRANSACTION

On December 16, 2008, the Issuer entered into a First Amendment to Convertible Subordinated Note (the “Amendment”) with Trilogy Capital Partners, Inc., Randy Saaf, and Mr. Herrera, the holders of a majority of the aggregate principal amount outstanding of the subordinated convertible notes (collectively, the “Majority Holders”), issued by Issuer (the “Subordinated Notes”).  The Amendment decreases the conversion price of the Subordinated Notes from $1.55 to $1.00 per share and waives the requirement of certain holders to give 61 day written notice to increase or decrease the maximum limitation on such holders’ ability to convert the Subordinated Notes held by them.

As a result of the Amendment, Mr. Herrera is now the beneficial owner of an additional 2,250,000 shares of common stock of Issuer. Although Mr. Herrera has not converted the Subordinated Note, he has the ability to waive the 4.99% limitation imposed by the Subordinated Note and thereby has the ability to acquire up to 2,250,000 shares.

The Reporting Person may acquire additional securities of the Issuer if the 4.99% limitation of the Warrant is waived. With the exception of the aforementioned, the Reporting Person does not have any plan or proposal which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of this Statement.

ITEM 5.                      INTEREST IN SECURITIES OF THE ISSUER

As of the date of this filing, the aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by Mr. Herrera may be found in rows 11 and 13 of the cover page. The percentage is calculated based on the 10,344,666 shares of Common Stock reported outstanding in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2008, as filed with the Securities and Exchange Commission on November 13, 2008.

As of December 16, 2008, the Reporting Person owned the following securities of Issuer:

•	a promissory note that is convertible into 2,250,000 shares of Common Stock at a conversion price of $1.00 per share;

•
a warrant to purchase up to 119,758 shares of Common Stock at an exercise price of $1.55 per share (if a cashless exercise) or $1.43 per share (if a cash exercise), subject to an ownership limitation of 4.99%; and

•	an option to purchase up to 200,000 shares of Common Stock at an exercise price of $3.00 per share.

The percentage of class of securities in row 13 of the cover page is based on the assumption that the Issuer had 10,344,666 shares of common stock outstanding, which is the number of shares reported to be outstanding in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2008.

None of the shares of Common Stock issuable upon exercise of the warrants have been included because the terms of the warrants do not permit those shares to be exercise if, following the exercise, the holder would beneficially own more than 4.99% of the Issuer’s outstanding Common Stock.  As the Reporting Person owns more than 4.99% of the Issuer’s outstanding Common Stock, only shares of Common Stock issuable upon conversion of the Subordinated Note and exercise of the option have been included.

The Reporting Person has not purchased or sold any Common Stock of the Issuer in the 60 days prior to this filing.  The Reporting Person is making this filing because the Subordinated Note was amended to waive the requirement that Reporting Person give 61-day written notice to increase or decrease the maximum limitation on his ability to convert the Subordinated Note.  As such, under Rule 13d-3, Reporting Person was deemed to acquire beneficial ownership of the shares underlying the Subordinated Note on that date.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

The description of the Amendment set forth in Item 4 of this Statement is incorporated herein by this reference.

ITEM 7.                      MATERIAL TO BE FILED AS EXHIBITS.

4.1           First Amendment to Convertible Subordinated Note, dated December 16, 2008, by and among ARTISTdirect, Inc., Trilogy Capital Partners, Inc., Randy Saaf and Octavio Herrera (filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 19, 2008, and incorporated by this reference).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 24, 2008

/s/ Octavio Herrera
Octavio Herrera